02 MAR 28 AM 8:49

SUPPL

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.

Unsere Zeichen / Datum / Our Ref. / Date: CGN IR dg, March 13, 2002

Telefon / Telefax / Telephone / Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

02028103

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

PROCESSED
APR 10 2002
THOMSON FINANCIAL

U. Schlosser

Ulrike Schlosser

Enclosures

3/28

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

ISSUER Deutsche Lufthansa AG | FILE NO. 82-4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC
[illegible] 12 '97

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info
February 2002
Including traffic figures

Change in capacity utilisation in February compared with previous year


80
75
70
65
%60
55
50
45
40
2002
2001
PassengerLF
Cargo LF
GroupLF

Overall utilisation tops 70 per-cent mark
In February 2002, 3.1 million passengers utilised the services of the Lufthansa airlines. The traffic downturn at 9.2 per cent was clearly below the figure in preceding months and has spurred hopes that demand is picking up. That applies to all traffic regions. The Asia/Pacific, where passenger numbers even rose by 2.4 per cent, is developing best. The seat load factor improved once again. During the month, it rose against February 2001 by 3.5 per cent to 72.3 per cent. The determining factor was the 11.5 per-cent cut in capacity compared with a drop of 7.1 per cent in sales. Capacity utilisation was up in all traffic regions, culminating in a high 81.2 per cent in the Asia/Pacific.
At Lufthansa Cargo, freight and mail transported fell year-on-year by 8.0 per cent to 126,738 tonnes. With capacity down by 11.7 per cent, the cargo load factor rose by 1.9 per cent to 68.7 per cent.
Accordingly, the overall load factor (passenger and cargo traffic) in the Group climbed to a gratifying 70,6 per cent, which is 2.5 percentage points better than at the turn of the year and 0.3 percentage points better than in the record year in 1999.

Mayrhuber Deputy Chairman
At its meeting on March 11 2002, the Supervisory Board appointed Wolfgang Mayrhuber (54) as Deputy Chairman, effective April 1, 2002. He has been member of the Executive Board of Deutsche Lufthansa AG responsible for the autonomous passenger business unit since January 1, 2001. Prior to that, he was Chairman of Lufthansa Technik AG.

North Atlantic programme expanded
Lufthansa is flying more frequently across the North Atlantic in the summer flight schedules. Almost all 13 US destinations will again be served daily ex Frankfurt and some of the additional frequencies will again feature in the timetable. From Munich, Lufthansa will again be flying to New York and San Francisco as well as – new – to Boston. Nevertheless, the flight schedules are still ten per cent below the level in the summer timetable in 2001. The programme adjustments are in response to reviving demand especially for long-haul flights.

Openings for cabin and station staff
Lufthansa has lifted the freeze on recruitment of cabin and ground staff, and is reinstating its previous personnel requirement planning. Along with fluctuation, the recruitment freeze and other measures introduced last September have reduced staffing levels in both those areas. Staffing additions will equip Lufthansa with the requisite number of service professional on resumption of its services on abandoned routes.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 (0) 221 826-2444, Fax -2286
Tel. +49 (0)69 696-90997, Fax -90990
E- mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

March 12, 2002

Traffic figures February 2002

Lufthansa Passenger Business*	February	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,067	-9.2	6,070	-11.0
Available seat-kilometers (mio)	8,229	-11.5	17,212	-12.0
Revenue pax-kilometers (mio)	5,946	-7.1	12,200	-8.3
Passenger load-factor (%)	72.3	+ 3.5P.	70.9	+ 2.9P.
Number of Flights	36,219	-9.5	74,270	-11.3
Lufthansa Cargo AG	**February**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	127	-8.0	247	-7.2
Available Cargo tonne-km (mio)	775	-11.7	1,561	-8.7
Revenue Cargo tonne-km (mio)	533	-9.2	1,032	-7.7
Cargo load-factor (%)	68.7	+ 1.9P.	66.1	+ 0.7P.
Number of Flights	1,843	-16.7	3,764	-14.2
Lufthansa Group	**February**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,604	-11.3	3,289	-10.3
Revenue tonne-km (mio)	1,132	-8.1	2,261	-8.1
Overall load factor (%)	70.6	+ 2.5P.	68.8	+ 1.7P.
Number of Flights	38,062	-9.9	78,034	-11.5
Traffic regions				
Europe (incl. Germany)	**February**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,455	- 10.0	4,792	- 12.1
Available seat-kilometers (mio)	2,733	- 7.5	5,607	- 9.4
Revenue pax-kilometers (mio)	1,625	- 7.3	3,177	- 9.6
Passenger load-factor (%)	59.5	+ 0.2P.	56.7	- 0.1P.
Cargo/mail in 1,000 tonnes	59	-6.2	116	-5.8
Available Cargo tonne-km (mio)	89	- 13.6	180	- 14.1
Revenue Cargo tonne-km (mio)	38	- 3.8	74	- 5.7
Cargo load-factor (%)	43.0	+ 4.4P.	41.4	+ 3.7P.
America (North and South)	**February**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	284	- 13.5	603	- 14.1
Available seat-kilometers (mio)	2,705	- 21.7	5,738	- 21.3
Revenue pax-kilometers (mio)	2,087	- 13.6	4,426	- 14.2
Passenger load-factor (%)	77.1	+ 7.1P.	77.1	+ 6.3P.
Cargo/mail in 1,000 tonnes	30	-18.2	59	-18.4
Available Cargo tonne-km (mio)	276	- 14.5	560	- 12.2
Revenue Cargo tonne-km (mio)	204	- 13.6	387	- 16.0
Cargo load-factor (%)	73.7	+ 0.7P.	69.1	- 3.1P.
Asia/Pacific	**February**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	218	+ 2.4	447	+ 0.9
Available seat-kilometers (mio)	2,094	- 6.5	4,406	- 6.6
Revenue pax-kilometers (mio)	1,700	- 2.8	3,499	- 3.1
Passenger load-factor (%)	81.2	+ 3.1P.	79.4	+ 2.9P.
Cargo/mail in 1,000 tonnes	29	+0.3	56	+2.7
Available Cargo tonne-km (mio)	339	- 10.2	679	- 6.3
Revenue Cargo tonne-km (mio)	252	- 5.3	489	- 1.4
Cargo load-factor (%)	74.2	+ 3.9P.	72.0	+ 3.6P.
Middle East and Africa	**February**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	107	- 0.8	223	- 0.7
Available seat-kilometers (mio)	679	+ 4.5	1,440	+ 5.8
Revenue pax-kilometers (mio)	522	+ 8.2	1,084	+ 6.2
Passenger load-factor (%)	76.8	+ 2.7P.	75.2	+ 0.2P.
Cargo/mail in 1,000 tonnes	8	-4.8	16	-0.9
Available Cargo tonne-km (mio)	71	- 4.1	142	+ 4.1
Revenue Cargo tonne-km (mio)	39	- 13.2	82	- 1.2
Cargo load-factor (%)	55.2	- 5.8P.	57.6	- 3.2P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Investor Info
January 2002
Including traffic figures

Change in capacity utilisation in January compared with previous year



80
75
70
65
%60
55
50
45
40
2002
2001
PassengerLF
Cargo LF
GroupLF

Lufthansa Group: Better overall capacity utilisation
Three million passengers flew with Lufthansa in January, which is 12.7 per cent down on the same month last year. As in December, however, the slump in passenger traffic was slightly less pronounced than in the previous month. Passenger numbers remained in decline: still at the double-digit level in the Americas and Europe, while appreciably more stable in the Asia/Pacific and Middle East/Africa. Further network optimisation reduced capacity by 12.2 per cent. Although sales were down by 7.6 per cent, utilisation of available capacity improved by 3.5 per cent to 70.8 per cent. The seat load factor rose in almost all traffic regions – both year-on-year and in comparison with the previous month.

At Lufthansa Cargo, freight and mail transported sank by 6.3 per cent to 120,000 tonnes. Capacity was scaled back by 5.5 per cent but sales fell by 6.2 per cent. Utilisation at 63.5 per cent was only slightly (0.5 pp) below the January level last year. In contrast with the Americas and Europe, business developed positively in the Asia and Middle East/Africa traffic regions.
Overall capacity utilisation (passenger and cargo traffic) rose on the year-earlier figure by 1.4 percentage points to 67.5 per cent.

Lufthansa Miles & More membership up to six million
Europe's most successful frequent flyer programme grew again in 2001: The Miles & More customer base rose by 20 per cent to a total of six million members. Miles can now be earned at more than 100 partner companies. New in the fold are E.ON, German Rail, Eurowings, Motorola, Porsche and Die Zeit.

Top marks for Lufthansa
Plaudits have come in for Lufthansa in recent German magazine opinion polls. In a survey conducted by "Manager Magazin", 2,500 selected jurors named Lufthansa the most prestigious company in the transport and tourist business. Readers of the Business Traveller Deutschland magazine chose Lufthansa as the safest airline in 2001. Its website also earned top marks as the best business travel portal.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 (0) 221 826-2444, Fax -2286
Tel. +49 (0)69 696-90997, Fax -90990
E- mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

February 11, 2002

Traffic figures January 2002

Lufthansa Passenger Business*	January	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,007	-12.7	3,007	-12.7
Available seat-kilometers (mio)	9,013	-12.2	9,013	-12.2
Revenue pax-kilometers (mio)	6,379	-7.6	6,379	-7.6
Passenger load-factor (%)	70.8	+ 3.5P	70.8	+ 3.5P
Number of Flights	38,385	-12.2	38,385	-12.2

Lufthansa Cargo AG	January	Yoy (%)	cumulative	Yoy (%)
Cargo/mail in 1,000 tonnes	120	-6.3	120	-6.3
Available Cargo tonne-km (mio)	786	-5.5	786	-5.5
Revenue Cargo tonne-km (mio)	499	-6.2	499	-6.2
Cargo load-factor (%)	63.5	-0.5P	63.5	-0.5P
Number of Flights	1,921	-11.6	1,921	-11.6

Lufthansa Group	January	Yoy (%)	cumulative	Yoy (%)
Available tonne-km (mio)	1,693	-8.9	1,693	-8.9
Revenue tonne-km (mio)	1,142	-7.0	1,142	-7.0
Overall load factor (%)	67.5	+ 1.4P	67.5	+ 1.4P
Number of Flights	40,306	-12.2	40,306	-12.2

Traffic regions

Europe (incl. Germany)	January	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	2,350	-13.7	2,350	-13.7
Available seat-kilometers (mio)	2,905	-10.2	2,905	-10.2
Revenue pax-kilometers (mio)	1,584	-10.1	1,584	-10.1
Passenger load-factor (%)	54.5	+ 0.0P	54.5	+ 0.0P
Cargo/mail in 1,000 tonnes	57	-5.3	57	-5.3
Available Cargo tonne-km (mio)	91	-14.6	91	-14.6
Revenue Cargo tonne-km (mio)	36	-7.6	36	-7.6
Cargo load-factor (%)	39.8	+ 3.0P	39.8	+ 3.0P

America (North and South)	January	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	317	-15.4	317	-15.4
Available seat-kilometers (mio)	3,033	-21.0	3,033	-21.0
Revenue pax-kilometers (mio)	2,380	-13.3	2,380	-13.3
Passenger load-factor (%)	78.5	+ 7.0P	78.5	+ 7.0P
Cargo/mail in 1,000 tonnes	28	-18.6	28	-18.6
Available Cargo tonne-km (mio)	284	-9.9	284	-9.9
Revenue Cargo tonne-km (mio)	184	-18.5	184	-18.5
Cargo load-factor (%)	64.6	- 6.8P	64.6	- 6.8P

Asia/Pacific	January	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	226	-1.5	226	-1.5
Available seat-kilometers (mio)	2,312	-6.8	2,312	-6.8
Revenue pax-kilometers (mio)	1,832	-1.6	1,832	-1.6
Passenger load-factor (%)	79.3	+ 4.2P	79.3	+ 4.2P
Cargo/mail in 1,000 tonnes	27	+ 5.4	27	+ 5.4
Available Cargo tonne-km (mio)	340	-2.1	340	-2.1
Revenue Cargo tonne-km (mio)	237	+3.0	237	+3.0
Cargo load-factor (%)	69.7	+ 3.5P	69.7	+ 3.5P

Middle East and Africa	January	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	114	-2.8	114	-2.8
Available seat-kilometers (mio)	761	+ 7.0	761	+ 7.0
Revenue pax-kilometers (mio)	582	+ 8.1	582	+ 8.1
Passenger load-factor (%)	76.5	+ 0.8P	76.5	+ 0.8P
Cargo/mail in 1,000 tonnes	8	+ 3.3	8	+ 3.3
Available Cargo tonne-km (mio)	71	+ 13.8	71	+ 13.8
Revenue Cargo tonne-km (mio)	43	+ 13.0	43	+ 13.0
Cargo load-factor (%)	60.0	- 0.5P	60.0	- 0.5P

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Ad-hoc-Mitteilung gemäß §15 Wertpapierhandelsgesetz

Lufthansa erreicht operativen Gewinn von 20 Millionen Euro – Keine Dividende geplant – Wolfgang Mayrhuber zum stellvertretenden Vorstandsvorsitzenden bestellt

Der Lufthansa Konzern hat im Geschäftsjahr 2001 nach vorläufigen Zahlen ein positives operatives Ergebnis in Höhe von 20 Millionen Euro erzielt. Wegen der Folgen der Terroranschläge und der nachlassenden Weltkonjunktur blieb es deutlich unter dem operativen Ergebnis von 2000, das bei 1,04 Milliarden Euro lag. Außerplanmäßige Abschreibungen (500 Millionen Euro) und Drohverlustrückstellungen (180 Millionen Euro) im Segment Catering sowie ein deutlich negativer Zinssaldo führten zu einem Ergebnis vor Steuern von – 754 Millionen Euro. Das Konzernergebnis beläuft sich auf – 591 Millionen Euro. Der Umsatz stieg wegen Veränderung des Konsolidierungskreises um 10 Prozent auf 16,7 Milliarden Euro. Bereinigt lag er knapp unter Vorjahresniveau.

Vorstand und Aufsichtsrat beabsichtigen, dieses Jahr auf eine Dividendenzahlung zu verzichten. Für das Geschäftsjahr 2000 wurden 0,60 Euro pro Aktie gezahlt.

In seiner Sitzung vom 11. März 2002 bestellte der Aufsichtsrat außerdem Wolfgang Mayrhuber, seit 1. Januar 2001 Mitglied des Konzernvorstandes für das Ressort Passage, zum 1. April 2002 zum stellvertretenden Vorstandsvorsitzenden.

Detaillierte Informationen zum Jahresabschluß 2001 veröffentlicht Lufthansa anlässlich der Bilanzpressekonferenz am 25. April 2002. Zeitgleich werden die Daten im Internet unter "http://www.lufthansa-financials.com" bereitgestellt.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696-90997, Fax (069) 696-90990
Email: investor.relations@dlh.de

12. März 2002

Ad-hoc release pursuant to § 15 of the securities trading act

Lufthansa returns operating profit of 20 million euros – no dividend planned - Wolfgang Mayrhuber appointed Deputy Chairman

According to provisional figures, the Lufthansa Group returned an operating result of 20 million euros in the 2001 business year. Owing to the impact of the terrorist attacks and the weakening global economy, this is well below the operating result of 1.04 billion euros in the previous year. Extraordinary depreciation (500 million euros) and provision for contingent losses (180 million euros) in the catering business as well as a distinctly negative net interest led to a loss from ordinary activities of 754 million euros. The Group loss for the period amounted to 591 million euros. Changes in the group of consolidated companies lifted revenues by 10 per cent to 16.7 billion euros. Adjusted for those changes, revenues were slightly below the year-earlier level.

The Executive Board and Supervisory Board intend to refrain from paying a dividend this year. The per-share dividend in the 2000 business year amounted to 0.60 euros.

At its meeting on March 11 2002, the Supervisory Board appointed Wolfgang Mayrhuber as Deputy Chairman, effective April 1 2002. He has been member of the Executive Board of Deutsche Lufthansa AG responsible for the autonomous passenger business unit since January 1 2001.

Lufthansa will announce all the details on the annual results at the press conference on April 25, 2002. They will also be available on the www.lufthansa-financials.com website.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telephone +49 69 696-90997, Fax +49 69 696-90990
Email: investor.relations@dlh.de

March 12th, 2002